AMG FUNDS II

AMENDED AND RESTATED

PLAN OF DISTRIBUTION ADOPTED PURSUANT TO

RULE 12B-1 FOR CLASS C AND CLASS N SHARES

This Amended and Restated Plan of Distribution Adopted Pursuant to Rule 12b-1 for Class C and Class N Shares (the “Plan”) was adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 for AMG Funds II, a Massachusetts business trust.

WHEREAS, AMG Funds II, an unincorporated association of the type commonly known as a business trust organized under The Commonwealth of Massachusetts (the “Trust”), engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust has established several separate series of shares, each of which represents a separate portfolio of investments, and may establish additional series of shares (each series of the Trust shall be referred to herein as a “Fund”); and

WHEREAS, the Trust is authorized to issue shares of each Fund in one or more classes (each a “Class”); and

WHEREAS, the Trust may enter into one or more agreements with the principal underwriter of the Trust (the “Distributor”) and/or one or more other underwriters, distributors, dealers, brokers, banks, trust companies and other financial intermediaries for the sale of the shares of each Class and/or the servicing or maintenance of accounts for the beneficial owners of the shares of each Class (each, an “Agreement”); and

WHEREAS, the Trust desires to adopt this Plan with respect to those Classes of the Funds listed on Schedule A hereto, as such schedule may be amended from time to time, (each a “Designated Class” and collectively the “Designated Classes”) and the Board of Trustees as a whole (the “Trustees”), and the Trustees who are not interested persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or any Agreement (the “Qualified Trustees”), having determined, in the exercise of their reasonable business judgment and in light of their fiduciary duties under state law and under Section 36(a) and (b) of the 1940 Act, that there is a reasonable likelihood that this Plan and such Agreements will benefit each Fund and the shareholders thereof, have accordingly approved this Plan and the Agreements by votes cast in person at a meeting called for the purpose of voting on this Plan and the Agreements.

NOW, THEREFORE, the Trust, with respect to each Designated Class, hereby adopts this Plan in accordance with Rule 12b-l, on the following terms and conditions:

1. Each Fund shall pay to the Distributor, as compensation for distributing each Designated Class’s shares and for servicing shareholder accounts, a fee for each Designated Class computed at the annual rate set forth on Schedule A hereto, as such schedule may be amended from time to time, but in no event shall such fees exceed the applicable limits imposed by NASD Rule 2830 or any successor rule. The fees shall be payable regardless of whether those fees exceed or are less than the actual expenses incurred by the Distributor with respect to that Designated Class in a particular year. Such compensation shall be calculated and accrued daily and paid monthly or at such other intervals as the Trustees may determine.

2. (a) As principal underwriter of each Designated Class’s shares, the Distributor may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in the sale of such shares, including, but not limited to, compensation to employees of the Distributor; compensation to the Distributor and to brokers, dealers or other financial intermediaries that have a Selling Group Agreement in effect with the Distributor (“Authorized Dealers”); expenses of the Distributor and Authorized Dealers, including overhead, salaries, and telephone and other communication expenses; the printing of prospectuses, statements of additional information, and reports for other than existing shareholders; and the preparation, printing, and distribution of sales literature and advertising materials.

(b) The Distributor may spend such amounts as it deems appropriate on the servicing of shareholder accounts, including, but not limited to, maintaining account records for shareholders; answering inquiries relating to shareholders’ accounts, the policies of the Funds and the performance of their investments; providing assistance and handling transmission of funds in connection with purchase, redemption and exchange orders for shares; providing assistance in connection with changing account setups and enrolling in various optional services; and producing and disseminating shareholder communications or servicing materials; and may pay compensation and expenses, including overhead, salaries, and telephone and other communications expenses, to Authorized Dealers and employees who provide such services.

3. This Plan shall not take effect with respect to any Class of a Fund until the Plan, together with any related agreement(s), has been approved for that Class of the Fund by votes of a majority of both (a) the Trustees and (b) those Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to the Plan (the “Rule 12b-1 Trustees”) cast in person at a meeting called for the purpose of voting on the Plan and such related agreement(s); and only if the Trustees who approve the Plan have reached the conclusion required by Rule 12b-1(e) with respect to that Class’s shares.

4. This Plan shall remain in effect for one year from the date above written and shall continue in effect with respect to each Designated Class thereafter so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

5. The Distributor shall provide to the Trustees and the Trustees shall review, at least quarterly, a written report of the amounts expended by the Distributor under the Plan and the purposes for which such expenditures were made.

6. This Plan may be terminated with respect to any Designated Class at any time by vote of a majority of the Rule 12b-1 Trustees or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of that Designated Class, voting separately from any other Class.

7. This Plan may not be amended to increase materially the amount of compensation payable by any Designated Class under paragraph 1 hereof unless such amendment is approved by a vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of that Designated Class, voting separately from any other Class. No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 3 hereof.

8. While this Plan is in effect, the selection and nomination of Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act) shall be committed to the discretion of the Trustees who are themselves not such interested persons.

9. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of the Plan, any such agreement, or any such report, as the case may be, the first two years in an easily accessible place.

Amended and Restated as of: October 1, 2016

AMG FUNDS II

Amended and Restated

Plan of Distribution Adopted Pursuant to

Rule 12b-1 for Class C and Class N Shares

SCHEDULE A

Series	Classes	Annual Fee
AMG Chicago Equity Partners Balanced Fund	Class N	0.25%
AMG GW&K Enhanced Core Bond Fund	Class N	0.25%
	Class C	1.00%
AMG Managers High Yield Fund	Class N	0.25%